Exhibit 1

For Immediate Release

Pointer Telocation Ltd. Reports Results

For the Fourth Quarter and Full Year 2016

Financial Highlights of the Quarter

•	Revenues of $17.4 million; up 18% YoY in local currencies (up 15% in US dollar terms);

•	Service revenues were $11.6 million; up 27% YoY in local currencies (up 22% in US dollars terms);

•	Non-GAAP operating income of $2.3 million, up 26% compared to $1.8 million in the fourth quarter of 2015; GAAP operating income of $1.6 million;

•	Adjusted EBITDA from continuing operations of $2.3 million, up 4% YoY;

•	Total MRM subscribers reached 222,000; a 23% YoY increase;

Rosh HaAyin, Israel, March 2, 2017, Pointer Telocation Ltd. (Nasdaq: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced today its financial results for the three month period and fiscal year ended December 31, 2016.

On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer’s results as discontinued operations.

Financial Summary for the Fourth Quarter of 2016

Revenues for the fourth quarter of 2016 increased 15% to $17.4 million as compared to $15.1 million in the fourth quarter of 2015. In local currency terms in the territories where the subsidiaries operate, revenues increased by 18%.

Revenues from products in the fourth quarter of 2016 increased 3% to $5.8 million (34% of revenues) compared to $5.6 million (37% of revenues) in the comparable period of 2015.

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Revenues from services in the fourth quarter of 2016 increased 22% to $11.6 million (66% of revenues) compared to $9.5 million (63% of revenues), in the comparable period of 2015. In local currency terms, revenue from services increased by 27%.

Gross profit was $8.9 million (50.9% of revenues), an increase of 18% compared to $7.5 million (49.6% of revenues) in the fourth quarter of 2015.

Non-GAAP operating income was $2.3 million (13.3% of revenues), an increase of 26% compared to $1.8 million (12.2% of revenues) in the fourth quarter of 2015. GAAP operating income was $1.6 million compared with $0.7 million in the fourth quarter of 2015.

Non-GAAP net income from continuing operations was $1.8 million (10.2% of revenues), an increase of 14%, compared with $1.6 million (10.3% of revenues) in the fourth quarter of 2015.

GAAP net income from continuing operations was $501 thousand compared with a net income of $147 thousand in the fourth quarter of 2015.

Adjusted EBITDA from continuing operations was $2.3 million, an increase of 4% compared with $2.2 million in the fourth quarter of 2015.

Financial Summary for the Full Year of 2016

Revenues for 2016 were $64.4 million compared to $60.6 million in 2015, an increase of 6%. In local currency terms, revenues increased by 13% compared with 2015.

Revenues from products were $22.8 million (35% of revenues) compared to $22.3 million (37% of revenues) in 2015, an increase of 2%.

Revenues from services were $41.6 million (65% of revenues) compared to $38.3 million (63% of revenues) in 2015, an increase of 9%. In local currency terms, revenues from services increased by 18%.

Gross profit was $31.8 million (49.4% of revenues) in 2016, an increase of 9% compared to $29.3 million (48.3% of revenues) in 2015.

Non-GAAP operating income was $7.7 million (11.9% of revenues), an increase of 8% compared to $7.1 million (11.7% of revenues) in 2015. GAAP operating income was $6.2 million compared with $5.3 million in 2015.

Non-GAAP net income from continuing operations was $6.5 million (10.1% of revenues), an increase of 2%, compared with $6.4 million (10.5% of revenues).

GAAP net income from continuing operations was $3.3 million compared with a net income of $3.5 million in 2015.

Adjusted EBITDA from continuing operations in 2016 and 2015 was $8.8 million (13.6% and 14.5% of revenues, in both years, respectively).

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Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: “As we exit 2016, we are very proud of our performance. We showed a solid level of revenue growth in the fourth quarter, especially our service revenues which were driven by the increase in our subscriber base. Further contributing to our subscriber-base was the successful acquisition of Cielo, which is enabling us to further expand our business in the Southern part of Brazil. We are also pleased with the improvements in our margins, which is a demonstration of the strong operating leverage inherent to our business model. Additionally, our solid operating cash flow of $8.8 million for the year contributed to our balance sheet strength, enabling us to take advantage of further growth opportunities in our markets.”

Continued Mr. Mahlab, “Looking ahead to 2017, we have a number of exciting prospects ahead of us in the Internet of Vehicles space, that we are working on. Our recently announced solution to install our driver-behavior technology on over 4,000 for-hire vehicles in New York City, working under popular ride sharing apps, continues on track. We also made strong progress in penetrating companies with large fleets, including FEMSA, the largest public bottler by sales volume of Coca-Cola products in the world. As our results from the fourth quarter show, our growth drivers are increasingly contributing and for 2017 as a whole, we look forward to a year of double-digit revenue growth.”

Conference Call Information Pointer Telocation's management will host a conference call today, at 7:00am Pacific Time, 10:00 Eastern Time, 17:00 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA: +1 888 281 1167; From Israel: 03-918-0644

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets and the effects of non-cash stock-based compensation expenses.

We calculate Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets, non-cash tax expenses, spin-off related expenses and losses and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of our performance exclusive of Non-GAAP charges that are considered by management to be outside of our core operating results.

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Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information, please visit http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Yaniv Dorani, V.P. Finance

Tel.: +972-3-572 3111

E-mail: yanivd@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations

Tel: +1-646-688-3559

E-mail: pointer@gkir.com

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,066	$7,252
Trade receivables	11,464	9,494
Other accounts receivable and prepaid expenses	2,504	1,596
Inventories	5,582	4,697
Current assets of discontinued operation	-	11,616

Total current assets	25,616	34,655

LONG-TERM ASSETS:
Long-term loan to related party	831	-
Long-term accounts receivable	564	490
Severance pay fund	2,878	2,740
Property and equipment, net	5,274	3,278
Other intangible assets, net	1,778	443
Goodwill	38,377	31,388
Deferred tax asset	1,433	3,086
Long term assets of discontinued operation	-	27,358

Total long-term assets	51,135	68,783

Total assets	$76,751	$103,438

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CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$3,711	$4,820
Trade payables	7,116	4,651
Deferred revenues and customer advances	1,037	671
Other accounts payable and accrued expenses	6,839	5,168
Current liabilities of discontinued operation	-	15,142

Total current liabilities	18,703	30,452

LONG-TERM LIABILITIES:
Long-term loans from banks	11,307	8,385
Deferred taxes and other long-term liabilities	846	258
Accrued severance pay	3,206	3,345
Long term liabilities of discontinued operation	-	5,963

Total long term liabilities	15,359	17,951

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,837	5,770
Additional paid-in capital	128,438	128,410
Accumulated other comprehensive loss	(5,633)	(6,254)
Accumulated deficit	(86,115)	(71,822)

Total Pointer Telocation Ltd's shareholders' equity	42,527	56,104

Non-controlling interest	162	(1,069)

Total equity	42,689	55,035

Total liabilities and shareholders' equity	$76,751	$103,438
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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
Revenues:
Products	$22,784	$22,266	$5,836	$5,640
Services	41,569	38,301	11,562	9,463

Total revenues	64,353	60,567	17,398	15,103

Cost of revenues:
Products	13,904	13,435	3,425	3,354
Services	18,672	17,879	5,109	4,263

Total cost of revenues	32,576	31,314	8,534	7,617

Gross profit	31,777	29,253	8,864	7,486

Operating expenses:
Research and development	3,669	3,409	975	875
Selling and marketing	11,774	10,468	3,060	2,840
General and administrative	9,004	8,580	2,626	1,992
Amortization of intangible assets	473	538	173	120
One-time acquisition related costs	609	-	409	-
Impairment of intangible and tangible assets	-	917	-	917

Total operating expenses	25,529	23,912	7,243	6,744

Operating income	6,248	5,341	1,621	742
Financial expenses, net	1,046	729	422	288
Other expenses (income)	9	10	4	(1)

Income before taxes on income	5,193	4,602	1,195	455
Tax on income	1,845	1,131	694	308

Income from continuing operations	3,348	3,471	501	147
Income (loss) from discontinued operation, net	154	327	-	(204)
Net income (loss)	$3,502	$3,798	$501	$(57)

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.43	$0.45	$0.06	$0.02

Diluted net earnings per share	$0.42	$0.44	$0.06	$0.02

Weighted average - Basic number of shares	7,820,767	7,725,246	7,825,840	7,725,653

Weighted average - fully diluted number of shares	7,938,290	7,938,489	7,960,118	7,881,751

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CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015
Cash flows from operating activities:

Net income (loss)	$3,502	$3,798	$501	$(57)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,888	3,959	582	1,013
Impairment of tangible and intangible assets	-	917	-	917
Accrued interest and exchange rate changes of debenture and long-term loans	29	(888)	-	(277)
Accrued severance pay, net	20	17	(17)	37
Gain from sale of property and equipment, net	(232)	(143)	(27)	(55)
Amortization of stock-based compensation	320	309	115	64
Decrease in restricted cash	-	62	-	-
Decrease (increase) in trade receivables, net	(3,489)	(236)	(59)	57
Increase in other accounts receivable and prepaid expenses	(942)	(469)	(321)	(236)
Decrease (increase) in inventories	(952)	658	(1,042)	538
Decrease (increase) in long-term accounts receivable	99	(91)	126	15
Decrease in deferred income tax	1,804	1,080	589	529
Increase in trade payables	3,346	1,277	1,127	527
Increase (decrease) in other accounts payable and accrued expenses	2,455	(1,448)	887	46

Net cash provided by operating activities	8,848	8,802	2,461	3,118

Cash flows from investing activities:

Purchase of property and equipment	(3,968)	(3,616)	(391)	(1,105)
Purchase of other intangible assets	(115)	-	-	-
Proceeds from sale of property and equipment	648	1,266	24	437
Acquisition of subsidiary (b)	(8,531)	-	(8,531)	-

Net cash used in investing activities	(11,966)	(2,350)	(8,898)	(668)

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CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015

Cash flows from financing activities:

Receipt of long-term loans from banks	6,263	14,934	(499)	(225)
Repayment of long-term loans from banks	(4,976)	(19,503)	(1,401)	(1,100)
Distribution as a dividend in kind of previously consolidated subsidiary (a)	(1,870)	-	-	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	98	15	27	-
Short-term bank credit, net	716	(915)	644	(693)

Net cash provided by (used in) financing activities	231	(5,469)	(1,229)	(2,018)

Effect of exchange rate changes on cash and cash equivalents	(394)	(193)	(334)	735

Increase (decrease) in cash and cash equivalents	(3,281)	790	(8,000)	1,167
Cash and cash equivalents at the beginning of the period	9,347	8,557	14,066	8,180

Cash and cash equivalents at the end of the period- continuing operations	6,066	7,252	6,066	7,252
Cash and cash equivalents at the end of the period- discontinued operation	-	2,095	-	2,095

Cash and cash equivalents at the end of the period	$6,066	$9,347	$6,066	$9,347

(a)	Distribution as a dividend in kind of previously consolidated subsidiary:
	The subsidiaries' assets and liabilities at date of distribution:
	Working capital (excluding cash and cash equivalents)	(5,443)	-	-
	Property and equipment	7,048	-	-	-
	Goodwill and other intangible assets	15,883	-	-	-
	Other long term liabilities	(1,781)	-	-	-
	Non-controlling interest	373	-	-	-
	Accumulated other comprehensive loss	(213)
	Dividend in kind	(17,737)	-	-	-

		$(1,870)	$-	-	$-

(b)	Acquisition of initially consolidated subsidiaries:
	The subsidiaries' assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	(334)	-	(334)	-
	Property, plant and equipment	(1,239)	-	(1,239)	-
	Intangible assets	(1,688)	-	(1,688)	-
	Goodwill	(6,340)	-	(6,340)	-
	Deferred taxes	574	-	574	-
	Payables for acquisition of investments in subsidiaries	496		496

		$(8,531)	$-	$(8,531)	$-

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ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015

GAAP gross profit	$31,777	$29,253	$8,864	$7,486
Stock-based compensation expenses	6	11	1	2
Non-GAAP gross profit	31,783	29,264	8,865	7,488

GAAP operating expenses	$25,529	$23,912	$7,243	$6,744
Stock-based compensation expenses	314	298	114	62
Amortization and impairment of long lived assets	473	1,455	173	1,037
Acquisition related one-time costs	609	-	409	-
Non-GAAP operating expenses	$24,133	$22,159	$6,547	$5,645

GAAP operating income	$6,248	$5,341	$1,621	$742

Non-GAAP operating income	$7,650	$7,105	$2,318	$1,843

GAAP net income from continuing operations	$3,348	$3,471	$501	$147
Stock-based compensation	320	309	115	64
Amortization and impairment of long lived assets	473	1,455	173	1,037
Non cash tax expenses	1,723	1,131	572	308
Acquisition related one-time costs	609	-	409	-
Non-GAAP net income from continuing operations	$6,473	$6,366	$1,770	$1,556

Income (loss) from discontinued operation	154	327	-	(204)
Non cash tax expenses (income)	249	273	-	(47)
Spin-off related expenses and losses	349	-	-	-
Amortization and impairment of long lived assets	67	197	-	49
Non-GAAP net income	$7,292	$7,163	$1,770	$1,354

Non-GAAP net income from continuing operations per share - Diluted	$0.82	$0.80	$0.22	$0.20
Non-GAAP weighted average number of shares - Diluted*	7,938,290	7,938,489	7,960,118	7,881,751

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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ADJUSTED EBITDA

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2016	2015	2016	2015

GAAP Net income from continuing operations as reported:	$3,348	$3,471	$501	$147

Financial expenses, net	1,046	729	422	288
Tax on income	1,845	1,131	694	308
Stock based compensation expenses	320	309	115	64
Depreciation, amortization and impairment of goodwill and intangible assets	2,220	3,157	582	1,424

Adjusted EBITDA from continuing operations	$8,779	$8,797	$2,314	$2,231

Income (loss) from discontinued operation	154	327	-	(204)
Financial expenses, net	47	140	-	44
Taxes on income	249	273	-	(46)
Depreciation, amortization and impairment of goodwill and intangible assets	668	1,719	-	506

Adjusted EBITDA	$9,897	$11,256	$2,314	$2,531

- - - - - - - - - - - -

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